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Branch 22
811- 00126



03040247

OCT 24 2003

October 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on October 23, 2003 by Robin Fernhoff, et al., against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Shaswat Das
Domenick Pugliese

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ROBIN FERNHOFF and ELLIS S. BELODOFF, On Behalf of Themselves and All Others Similarly Situated,	03 CV Civil Action No. 8402
	CLASS ACTION COMPLAINT
Plaintiffs,	JURY TRIAL DEMANDED
vs.	
ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND,	

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ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN BLENDED STYLE SERIES - U.S. LARGE CAP PORTFOLIO, ALLIANCEBERNSTEIN ALL-ASIA INVESTMENT FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, ALLIANCEBERNSTEIN INTERNATIONAL PREMIER GROWTH FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND, ALLIANCEBERNSTEIN NEW EUROPE FUND, ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORT, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND U.S. GOVERNMENT PORTFOLIO, ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, ALLIANCEBERNSTEIN HIGH YIELD FUND, ALLIANCEBERNSTEIN MULTI-MARKET STRATEGY TRUST, ALLIANCEBERNSTEIN SHORT DURATION, ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE NEW YORK MUNI PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO,

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ALLIANCEBERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW YORK PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO, COLLEGEBOUNDFUND[SM] (collectively known as "ALLIANCEBERNSTEIN FUNDS"); ALLIANCEBERNSTEIN GROWTH & INCOME FUND, INC., ALLIANCEBERNSTEIN HEALTH CARE FUND, INC., ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, INC., ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, INC., ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, INC., ALLIANCEBERNSTEIN GROWTH FUND, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, INC., ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, INC., ALLIANCEBERNSTEIN PREMIER GROWTH FUND, INC.,

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ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, INC., ALLIANCEBERNSTEIN VALUE FUND, INC., ALLIANCEBERNSTEIN QUASAR FUND, INC., ALLIANCEBERNSTEIN TECHNOLOGY FUND, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, INC., ALLIANCEBERNSTEIN UTILITY INCOME FUND, INC., ALLIANCEBERNSTEIN BALANCED SHARES, INC., ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, INC., ALLIANCEBERNSTEIN GLOBAL VALUE FUND, INC., ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, INC., ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, INC., ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, INC., ALLIANCEBERNSTEIN UTILITY INCOME FUND, INC., ALLIANCEBERNSTEIN VALUE FUND, INC., ALLIANCEBERNSTEIN BLENDED STYLE SERIES - U.S. LARGE CAP PORTFOLIO, INC., ALLIANCEBERNSTEIN ALL-ASIA INVESTMENT FUND, INC., ALLIANCEBERNSTEIN GLOBAL VALUE FUND, INC., ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, INC., ALLIANCEBERNSTEIN INTERNATIONAL PREMIER GROWTH FUND, INC., ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, INC., ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND, INC., ALLIANCEBERNSTEIN NEW EUROPE FUND, INC., ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION FUND, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORT, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, INC., ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, INC., ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO, INC., ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO, INC.,

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ALLIANCEBERNSTEIN BOND FUND U.S. GOVERNMENT PORTFOLIO, INC., ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, INC., ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, INC., ALLIANCEBERNSTEIN HIGH YIELD FUND, INC., ALLIANCEBERNSTEIN MULTI-MARKET STRATEGY TRUST, INC., ALLIANCEBERNSTEIN SHORT DURATION, INC., ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO, INC., ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO, INC., ALLIANCEBERNSTEIN INTERMEDIATE NEW YORK MUNI PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND NEW YORK PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO, INC. (collectively known as "ALLIANCEBERNSTEIN REGISTRANTS"); ALLIANCE CAPITAL

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MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; AXA FINANCIAL, INC.; GERALD MALONE; CHARLES SCHAFFRAN; EDWARD J. STERN; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100,

Defendants.

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the AllianceBernstein Funds (as defined in the caption of this case, above), press releases, and media reports about the AllianceBernstein Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the AllianceBernstein family of funds (*i.e.*, the AllianceBernstein Funds as defined in the caption, above) between October 2, 1998 and September 29, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On September 30, 2003, before the market opened, Alliance Capital Management, L.P. issued a press release revealing that it had been contacted by the Securities and Exchange Commission and the New York State Attorney General's Office in connection with the regulators' investigation of the mutual fund industry's practices of late trading and market timing. Alliance Capital Management announced that as a result of its own internal investigation, it had identified conflicts of interests with respect to market timing transactions, leading to the suspension of defendant Gerald Malone, a portfolio manager of certain AllianceBernstein Funds and defendant Charles Schaffran, an executive salesperson of Alliance hedge funds.

4. Subsequently, on October 1, 2003, *The Wall Street Journal* reported that defendants Malone and Schaffran allowed certain investors to make rapid trades in

AllianceBernstein Funds that were managed by Malone, in exchange for large investments in certain Alliance hedge funds also managed by Malone. Moreover, the article stated that according to documents produced by Alliance Capital Management pursuant to a subpoena by the Attorney General's Office, defendant Edward Stern placed late trades through Bank of America for certain AllianceBernstein Funds. Bank of America has been named as a defendant in numerous recently filed actions concerning its alleged participation in a wrongful and illegal scheme which allowed the Canary Defendants, defined herein, to engage in late trading and market timing in mutual fund families, including Janus, One Group, Strong, and Nations funds. As a result of defendants' wrongful and illegal misconduct in AllianceBernstein Funds, plaintiffs and members of the Class suffered damages.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C.§ 80b-14); and 28 U.S.C. §§ 1331, 1337.

6. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants Alliance Capital Management Holding L.P., Alliance Capital Management L.P., Alliance Capital Management Corporation, and AXA Financial, Inc. maintain offices in this District.

7. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiffs Robin Fernhoff and Ellis S. Belodoff, as set forth in their certification, which is attached hereto and incorporated by reference herein, purchased units of the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund during the Class Period and has been damaged thereby.

9. The AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund are among the AllianceBernstein Funds as defined in the caption above.

10. Each of the AllianceBernstein Funds, including the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund, are mutual funds that are regulated by the Investment Company Act of 1940, that are managed by defendant Alliance Capital Management L.P., and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

11. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue

of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the parent company of, and controls Alliance Capital Management and the AllianceBernstein Registrants. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

12. Defendant Alliance Capital Management is registered as an investment adviser under the Investment Advisers Act and managed and advised the AllianceBernstein Funds throughout the Class Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds. Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

13. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York, New York 10005.

14. Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organizations which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

15. Defendants AllianceBernstein Registrants are the registrants and issuers of the shares of the AllianceBernstein Funds, and were active participants in the unlawful scheme alleged herein.

16. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein Funds, including the AllianceBernstein Technology Fund, and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

17. Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital Management who sold Alliance hedge funds to investors, and was an active participant in the unlawful scheme alleged herein.

18. Alliance Holding, Alliance Corporation, Alliance Capital Management, AXA, the AllianceBernstein Registrants, and the AllianceBernstein Funds are referred to collectively herein as the "Fund Defendants."

19. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

20. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

21. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

22. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management,

LLC, and Canary Capital Partners, Ltd. and was an active participant in the unlawful scheme alleged herein.

23. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

24. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Included amongst the John Doe defendants are certain Alliance hedge funds that have been referenced in news articles in connection with the misconduct alleged herein and have yet to be identified. Such defendants were secretly permitted to engage in improper late trading and timing at the expense of ordinary AllianceBernstein Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

25. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares of the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund, or like interests in AllianceBernstein Funds, between October 2, 1998 and September 29, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in

AllianceBernstein Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the AllianceBernstein Funds, including the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

27. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

28. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

29. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the AllianceBernstein Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

31. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. The AllianceBernstein Funds were no exception; the AllianceBernstein Funds' website states: "***A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy.*** If your goal is listed below, let us show you how. I want to invest for a comfortable retirement. - I'm saving for a college education. I'm saving toward a dream purchase." [Emphasis added.]

32. However, unbeknownst to investors, from at least as early as October 2, 1998 and until September 29, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of

the AllianceBernstein Funds' investors, including plaintiffs and other members of the Class, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and the other members of the Class who knew nothing of these illicit arrangements. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which hurt plaintiffs and other Class members, by artificially and materially affecting the value of the AllianceBernstein Funds, the Canary Defendants, and the John Doe Defendants, agreed to park substantial assets in the Funds, thereby increasing the assets under AllianceBernstein Funds' management and the fees paid to AllianceBernstein Funds' managers. The assets parked in the AllianceBernstein Funds in exchange for the right to engage in late trading and timing have been referred to as "sticky assets." Furthermore, the Canary Defendants secretly disguised additional, improper compensation to the Fund Defendants as interest payments on monies loaned by the Fund Defendants to the Canary Defendants for the purpose of financing the illegal scheme. The synergy between the Fund Defendants and the Canary Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

Illegal Late Trading at the Expense of Plaintiffs and Other Members of the Class

33. "Late trading" exploits the unique way in which mutual funds, including the AllianceBernstein Funds, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or

"NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiffs and other members of the Class, and in violation of SEC regulations, the Canary Defendants, and the John Doe Defendants, secretly agreed with the Fund Defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the Canary Defendants, and the John Doe Defendants, to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m. while plaintiffs and other members of the Class, who bought their AllianceBernstein Funds shares lawfully, could not.

34. Here is an illustration of how the favored treatment accorded to the Canary Defendants took money, dollar-for-dollar, out of the pockets of ordinary AllianceBernstein Funds investors, such as plaintiffs and the other members of the Class: A mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the Canary Defendants, and other favored investors named herein, to purchase fund shares at the pre-4:00 p.m. price of $10 per share even after the post-4:00 p.m. news came out and the market had already started to move upwards. These favored investors were therefore guaranteed a $5 per share profit by buying after the

market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, Canary's profit of $5 per unit comes, dollar-for dollar, directly from the other fund investors. This harmful practice, which damaged plaintiffs and other members of the Class, is completely undisclosed in the Prospectuses by which the AllianceBernstein Funds were marketed and sold and pursuant to which plaintiffs and the other Class members purchased their AllianceBernstein Funds securities. Moreover, late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. See 17 C.F.R. §270.22c-1(a).

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

35. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 *a.m.* New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

36. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the

AllianceBernstein Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

37. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary also did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

38. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

39. It is widely acknowledged that timing inures to the detriment of long-term mutual fund investors and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary and John Doe Defendants to time their trades, but, in the case of the Canary Defendants, they also provided a trading platform, provided the Canary Defendants proprietary information about the stocks held in the AllianceBernstein Funds, financed the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

40. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds", (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

41. According to mutual fund orders and other records obtained by the Attorney General's Office, the Canary Defendants used an AllianceBernstein Fund for its late trading and market timing practices. According to the records, Canary sold shares of Alliance Growth & Income Fund and invested the proceeds in an Alliance money market fund in a late trade submitted at 6:31 p.m. on January 13, 2003.

42. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million

Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

> [. . .] "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.***
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

43. *The Wall Street Journal* reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

44. On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

45. On September 30, 2003, Alliance Capital Management announced in a press release published over *PR Newswire* that the New York State Attorney General and the SEC had contacted Alliance Capital Management in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, ***it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products***. [Emphasis added.]

46. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as defendants Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York State Attorney General's Office early on in its inquiry into the mutual fund industry, and further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> ***certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]***
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-

term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]

* * *

As previously reported, [defendant ***Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.*** [Emphasis added.]

In addition to the AllianceBernstein Technology Fund, the article stated that defendant Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and the ACM Technology Partners LLP.

The Prospectuses, Including the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund Prospectuses, Were Materially False and Misleading

47. Plaintiffs and each member of the Class were entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading, and acquired shares pursuant to one or more of the Prospectuses.

48. The Prospectuses contained materially false and misleading statements with respect to how shares are priced, typically representing as follows:

How the Funds Value Their Shares

The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such

> other methods as the Funds' directors believe accurately reflect fair market value.

49. The Prospectuses, in explaining how orders are processed, typically represented that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

> ***Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.*** Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.
>
> * * *
>
> HOW TO EXCHANGE SHARES
>
> You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). ***Exchanges of shares are made at the next determined NAV, without sales or service charges.*** You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days' written notice.
>
> HOW TO SELL SHARES
>
> You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. ***Your sales price will be the next-determined NAV,*** less any applicable CDSC, after the Fund receives your sales request in proper form. Normally, proceeds will be sent to you within 7 days. If you recently purchased your shares by check or electronic funds transfer, your redemption payment may be delayed until the Fund is reasonably satisfied that the check or electronic funds transfer has been collected (which may take up to 15 days). [Emphasis added.]

50. The Prospectuses falsely stated that Alliance Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the March 31, 2003 AllianceBernstein Technology Fund Prospectus and the AllianceBernstein All-Asia Investment Fund Prospectus stated as follows:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.
>
> In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time.

51. The Prospectuses failed to disclose and misrepresented the following material and adverse facts which damaged plaintiffs and the other members of the Class:

(a) that defendants had entered into an agreement allowing the Canary Defendants and the John Doe Defendants to time their trading of the AllianceBernstein Funds shares and to "late trade";

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants and the John Doe Defendants and they waived the redemption fees that these defendants should have been required to pay pursuant to stated AllianceBernstein Funds policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreement with Canary and others, provided substantial additional undisclosed compensation to Alliance Capital

Management by the AllianceBernstein Funds and their respective shareholders, including plaintiffs and other members of the Class.

Defendants' Scheme and Fraudulent Course of Business

52. Each defendant is liable for (i) making false statements, or for failing to disclose materially adverse facts in connection with the purchase or sale of shares of the AllianceBernstein Funds, or otherwise, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the AllianceBernstein Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and the other Class members.

Additional Scienter Allegations

53. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the AllianceBernstein Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Defendants, by virtue of their receipt of information reflecting the true facts regarding AllianceBernstein Funds, their control over, and/or receipt and/or modification of AllianceBernstein Funds' allegedly materially misleading misstatements and/or their associations with the AllianceBernstein Funds which made them privy to confidential proprietary information concerning the AllianceBernstein Funds, participated in the fraudulent scheme alleged herein.

54. Additionally, the Fund Defendants and the Fund Individual Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing

the unlawful practices alleged herein, the Fund Defendants and Fund Individual Defendants received, among other things, increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on loans to the Canary and John Doe Defendants..

55. The Canary Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against The AllianceBernstein Registrants For Violations of Section 11 Of The Securities Act

56. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

57. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiffs and other members of the Class against the AllianceBernstein Registrants.

58. The AllianceBernstein Registrants are the registrants for the fund shares sold to plaintiffs and the other members of the Class and are statutorily liable under Section 11. The AllianceBernstein Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

59. Plaintiffs were provided with the AllianceBernstein Growth & Income Fund, AllianceBernstein Quasar Fund, AllianceBernstein Mid-Cap Growth Fund, AllianceBernstein

International Value Fund, Alliance Bernstein Small Cap Value Fund, AllianceBernstein Value Fund, and AllianceBernstein Premier Growth Fund Prospectuses and, similarly, prior to purchasing units of each of the other AllianceBernstein Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the AllianceBernstein Funds pursuant or traceable to the relevant false and misleading Prospectuses and were damaged thereby.

60. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the AllianceBernstein Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading and late-trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing Canary to time its trading of the AllianceBernstein Funds shares and to "late trade;"

(b) that, pursuant to that agreement, Canary regularly timed and late-traded the AllianceBernstein Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against Canary;

(d) that the Fund Defendants regularly allowed Canary to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants and John Doe Defendants benefited financially at the expense of the AllianceBernstein Funds investors including plaintiffs and the other members of the Class.

61. At the time they purchased the AllianceBernstein Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA as Control Persons of The AllianceBernstein Registrants
For Violations of Section 15 of the Securities Act

62. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

63. This Claim is brought pursuant to Section 15 of the Securities Act against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA, each as a control person of the AllianceBernstein Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the AllianceBernstein Funds' public filings, press releases and other

publications are the collective actions of Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA.

64. The AllianceBernstein Registrants are liable under Section 11 of the Securities Act as set forth herein.

65. Each of Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA was a "control person" of the AllianceBernstein Registrants within the meaning of Section 15 of the Securities Act by virtue of its position of operational control and/or ownership. At the time plaintiffs and other members of the Class purchased shares of AllianceBernstein Funds -- by virtue of their positions of control and authority over the AllianceBernstein Registrants – Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA directly and indirectly, had the power and authority, and exercised the same, to cause the AllianceBernstein Registrants to engage in the wrongful conduct complained of herein. Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

66. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA are liable to plaintiffs and the other members of the Class for the AllianceBernstein Registrants' primary violations of Section 11 of the Securities Act.

67. By virtue of the foregoing, plaintiffs and the other members of the Class are entitled to damages against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

68. At all relevant times, the market for AllianceBernstein Funds was an efficient market for the following reasons, among others:

(a) The AllianceBernstein Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the AllianceBernstein Funds were regularly filed with the SEC;

(c) Persons associated with the AllianceBernstein Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The AllianceBernstein Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

69. As a result of the foregoing, the market for the AllianceBernstein Funds promptly digested current information regarding AllianceBernstein Funds from all publicly available sources and reflected such information in the respective AllianceBernstein Funds NAV. Investors who purchased or otherwise acquired shares or interests in the AllianceBernstein Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the AllianceBernstein Funds during the Class Period suffered similar injury through their purchase or acquisition of AllianceBernstein Funds securities at

distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

70. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

71. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and the other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase AllianceBernstein Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

72. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the AllianceBernstein Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated AllianceBernstein Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

73. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a

continuous course of conduct to conceal adverse material information about the AllianceBernstein Funds' operations, as specified herein.

74. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

75. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

76. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the AllianceBernstein Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the AllianceBernstein Funds during the Class Period at distorted prices and were damaged thereby.

77. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs

and the other members of the Class and the marketplace known of the truth concerning the AllianceBernstein Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

78. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

79. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the AllianceBernstein Funds shares during the Class Period.

FOURTH CLAIM

Against AXA (as a Control Person of Alliance Corporation); Alliance Corporation (as a Control Person of Alliance Holding); Alliance Holding (as a Control Person of Alliance Capital Management); Alliance Capital Management (as a Control Person of AllianceBernstein Registrants); and AllianceBernstein Registrants (as a Control Person of the AllianceBernstein Funds) For Violations of Section 20(a) of the Exchange Act

80. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

81. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AXA as a control person of Alliance Corporation, Alliance Corporation as a control person of Alliance Holding, Alliance Holding as a control person of the Alliance Capital Management, Alliance Capital Management as a control person of AllianceBernstein Registrants, and AllianceBernstein Registrants as a control person of the AllianceBernstein Funds.

82. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the AllianceBernstein Funds' public filings, press releases and other publications are the collective

actions of AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants.

83. Each of AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants acted as controlling persons of the AllianceBernstein Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the AllianceBernstein Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the AllianceBernstein Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

84. In particular, each of AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants had direct and supervisory involvement in the operations of the AllianceBernstein Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

85. As set forth above, AXA, Alliance Corporation, Alliance Holding, Alliance Capital Management, and AllianceBernstein Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, AXA, Alliance Corporation, Alliance Holding, Alliance Capital

Management, and AllianceBernstein Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of AllianceBernstein Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Alliance Capital Management [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

86. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

87. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

88. Alliance Capital Management served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

89. As a fiduciary pursuant to the Investment Advisers Act, Alliance Capital Management was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

90. During the Class Period, Alliance Capital Management breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, Alliance Capital Management allowed the Canary and John Doe Defendants to secretly engage in late trading and

timing of the AllianceBernstein Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Alliance Capital Management, among other defendants, at the expense of plaintiffs and other members of the Class.

91. Alliance Capital Management breached its fiduciary duty owed to plaintiffs and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

92. Alliance Capital Management is liable as a direct participant in the wrongs complained of herein. Alliance Capital Management, because of its position of authority and control over the AllianceBernstein Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the AllianceBernstein Funds.

93. Alliance Capital Management had a duty to (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. Alliance Capital Management participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of Alliance Capital Management's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time and late trade the AllianceBernstein Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

94. As a result of Alliance Capital Management's multiple breaches of its fiduciary duties owed plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

95. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with Alliance Capital Management and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiffs and other members of the Class rescission of their contracts with Alliance Capital Management, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Alliance Capital Management pursuant to such agreements;

(d) causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: October 23, 2003

MILBERG WEISS BERSHAD HYNES & LERACH LLP

By: ______________________
Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Sharon M. Lee (SL-5612)
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300

LAW OFFICES OF CURTIS V. TRINKO, LLP
Curtis v. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036
(212) 490-9550

Attorneys for Plaintiffs

CERTIFICATION OF NAMED PLAINTIFFS
PURSUANT TO THE FEDERAL SECURITIES LAWS

WE, ROBIN FERNHOFF and ELLIS S. BELODOFF, hereby certify as follows:

1. We have reviewed the complaint filed on behalf of Nada Hindo, Anthony Brown, Michael Feder and Louis Gallotta concerning the various Alliance Bernstein funds, brought under the federal securities laws, and have authorized the filing of a similar action in the U.S. District Court, Southern District of New York.

2. Plaintiffs did not purchase, or otherwise acquire, the securities of the Alliance Bernstein funds that are the subject of this action, at the direction of plaintiff's counsel, or in order to participate in any private action arising under the federal securities laws.

3. We are willing to serve as representative parties on behalf of the class, and will provide testimony at a deposition and/or at trial, if necessary.

4. Plaintiffs' transactions in the securities that are the subject of this litigation during the class period set forth in the complaint are, as follows:

a). Plaintiffs purchased 349.127 shares in AllianceBernstein Growth & Income Fund, ALT-R on October 17, 2002 at $8.02 per share;

b). Plaintiffs purchased 22.836 shares in AllianceBernstein Growth & Income Fund, ALT-R on December 27, 2002 at $7.82 per share;

c). Plaintiffs purchased 186.17 shares in AllianceBernstein Quasar Fund, ALT-R on October 17, 2002 at $7.52 per share;

d). Plaintiffs purchased 23.906 shares in AllianceBernstein Quasar Fund, ALT-R on December 27, 2002 at $7.47 per share;

e). Plaintiffs purchased 220.472 shares in AllianceBernstein Technology Fund, ALT-R on October 17, 2002 at $6.35 per share;

f). Plaintiffs purchased 27.816 shares in AllianceBernstein Technology Fund, ALT-R on December 27, 2002 at $6.42 per share;

g). Plaintiffs purchased 189.959 shares in AllianceBernstein Mid-Cap Growth Fund, ALT-R on October 17, 2002 at $7.37 per share;

h). Plaintiffs purchased 23.842 shares in AllianceBernstein Mid-Cap Growth Fund, ALT-R on December 27, 2002 at $7.49 per share;

I). Plaintiffs purchased 145.833 shares in AllianceBernstein International Value Fund - R on October 17, 2002 at $9.60 per share;

j). Plaintiffs purchased 18.621 shares in AllianceBernstein International Value Fund - R on December 27, 2002 at $9.59 per share;

k). Plaintiffs purchased 165.094 shares in AllianceBernstein Small Cap Value Fund - R on October 17, 2002 at $8.48 per share;

l). Plaintiffs purchased 20.224 shares in AllianceBernstein Small Cap Value Fund - R on December 27, 2002 at $8.83 per share;

m). Plaintiffs purchased 318.907 shares in AllianceBernstein Value Fund - ALT-R on October 17, 2002 at $8.78 per share;

n). Plaintiffs purchased 20.579 shares in AllianceBernstein Value Fund - ALT-R on December 27, 2002 at $8.68 per share;

o). Plaintiffs purchased 170.316 shares in AllianceBernstein Premier Growth Fund ALT-R on October 17, 2002 at $8.22 per share; and

p). Plaintiffs sold 170.316 shares in AllianceBernstein Premier Growth Fund ALT-R on December 27, 2002 at $7.34 per share.

5. During the three years prior to the date hereof, plaintiffs have not filed an action in which they have sought to serve, or have served, as representative parties for a class in any action filed under the federal securities laws.

6. Plaintiffs will not accept any payment for serving as representative parties on behalf of the class beyond their pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

We declare under penalties of perjury that the foregoing is true and correct to the best of our knowledge and belief. Executed this 20 day of October, 2003 at Dix Hills, New York

ROBIN FERNHOFF

ELLIS S. BELODOFF